UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 22, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – RR CEDARS GP, LLC

On August 22, 2017, we directly acquired ownership of a “majority-owned subsidiary”, RR CEDARS GP, LLC (the “RSE Railfield Controlled Subsidiary”), for an initial purchase price of $4,434,622, which is the initial stated value of our equity interest in the RSE Railfield Controlled Subsidiary (the “Initial RSE Railfield Investment”). Our total investment (including expected renovation costs) is expected to be $4,941,865 (the “RSE Railfield Investment”). The RSE Railfield Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 168 units located at 1101 Leah Ave, San Marcos, TX 78666 (the “Cedars of San Marcos”). The closing of both the Initial RSE Railfield Investment and the Cedars of San Marcos property occurred concurrently.

The RSE Railfield Controlled Subsidiary is managed by Railfield Partners, LLC (“Railfield”), a company formed in 2013 by experienced multifamily sponsors.

Pursuant to the agreements governing the RSE Railfield Investment (the “RSE Railfield Operative Agreements”), our consent is required for all major decisions regarding the RSE Railfield Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Railfield Investment, paid directly by the RSE Railfield Controlled Subsidiary.

The Cedars of San Marcos property, which is held through RR CEDARS OWNER, LLC, a wholly-owned subsidiary of the RSE Railfield Controlled Subsidiary, was acquired for a purchase price of $15,450,000. Railfield anticipates total hard costs of approximately $1,510,419 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $721,545, bringing the total projected project cost for the Cedars of San Marcos property to approximately $17,681,964. To finance the acquisition of the Cedars of San Marcos property, a $12,480,000 senior secured loan with a twelve (12) year term at a 4.10% interest rate with four years interest only was provided by Walker & Dunlop - Fannie Mae (the “Cedars of San Marcos Senior Loan”). The remaining equity contributions to the RSE Railfield Controlled Subsidiary will be contributed 95% by the Company and 5% by Railfield and its affiliates.

As of the closing date, the Cedars of San Marcos Senior Loan had an approximate LTC ratio of 70.6%. The LTC ratio, or the loan-to-cost ratio, is the amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Cedars of San Marcos apartment property is a 168-unit garden-style apartment property in San Marcos, TX. The property was constructed in 1984. The build is of well-maintained wood frame construction and brick veneer with a mix of plank and vinyl siding.

The San Marcos market presents a strong opportunity arising from strong demographic growth, solid multifamily market fundamentals, and the expanding Texas State University. San Marcos is one of the fastest growing cities in Texas and in the United States. Since 2010, the city has grown by more than 33%, adding nearly 6,000 households. Employment growth in Hays and Comal County (37%) has outpaced Austin (31%) and is more than 6x the pace of the country overall. The San Marcos apartment market is expected to benefit from population growth, job growth, and the merger of the Austin and San Antonio MSAs into a single mega-metro area. Texas State University is a rapidly growing institution and has had 19 consecutive years of record-setting enrollment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Benjamin Miller
	Name:	Benjamin Miller
	Title:	CEO

Date: August 28, 2017